MARINA BIOTECH, INC.

17870 Castleton Street, Suite 250

City of Industry, CA 91748

November 22, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Marina Biotech, Inc.
Registration Statement on Form S-1
File No. 333-218982

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended, Marina Biotech, Inc., a Delaware corporation (the “Company”), hereby requests the withdrawal of the above-referenced Registration Statement on Form S-1 (Reg. No. 333-218982), together with all exhibits and amendments thereto (the “Registration Statement”), which originally was filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2017. The Registration Statement, which has not been declared effective by the Commission, is being withdrawn due to recent changes in the Company’s financing plans. No securities were sold in connection with the offering to which the Registration Statement related.

The Company also requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions regarding the foregoing request for withdrawal, please call Michael T. Campoli at Pryor Cashman LLP, outside counsel to the Company, at (212) 326-0468.

Very truly yours,

/s/ Vuong Trieu

Vuong Trieu, Ph.D.
Executive Chairman